Exhibit 99.2

INSTRUMENT OF PROXY FOR HOLDERS OF COMMON SHARES OF PENN WEST PETROLEUM LTD.

FOR THE ANNUAL GENERAL MEETING OF PENN WEST PETROLEUM LTD.

TO BE HELD ON JUNE 8, 2011

I/We, the undersigned shareholder of Penn West Petroleum Ltd. (“Penn West”), hereby appoint William E. Andrew, Chief Executive Officer of Penn West of the City of Calgary, in the Province of Alberta, or, failing him, John A. Brussa, Chairman of the Board of Penn West, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing,                                                      , as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual general meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Shares”) of Penn West to be held on June 8, 2011 at 10:00 a.m. (Mountain Daylight Time) in the Ballroom of the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Appointment of Auditor	For	Withhold

The appointment of KPMG LLP, Chartered Accountants, as auditor of Penn West for the ensuing year.	☐	☐

2.	Election of Directors

	For	Withhold		For	Withhold		For	Withhold

01. James E. Allard	☐	☐	04. John A. Brussa	☐	☐	07. Murray R. Nunns	☐	☐

02. William E. Andrew	☐	☐	05. Daryl Gilbert	☐	☐	08. Frank Potter	☐	☐

03. George H. Brookman	☐	☐	06. Shirley A. McClellan	☐	☐	09. Jack Schanck	☐	☐

						10. James C. Smith	☐	☐

My/Our proxyholder has discretionary authority on amendments or variations to the matters set out above and other matters which may properly come before the Meeting and I/we ratify all actions my/our proxyholder takes under this proxy. As at May 4, 2011, management of Penn West was not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. I/We acknowledge that if I/we submit this signed Proxy in accordance with the procedures described below, but no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s)

(Name of Shareholder(s) - Please Print)

Date (MM/DD/YY)

This Instrument of Proxy is solicited on behalf of the management of Penn West. The Shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and if the Shareholder has specified a choice above with respect to the matters to be acted upon at the Meeting, the Shares will be voted accordingly.

Each Shareholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Shareholder, to attend and to act for and on the behalf of such Shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder’s appointee(s) should be legibly printed in the blank space provided.

VOTING OPTIONS AND INSTRUCTIONS FOR REGISTERED SHAREHOLDERS

In addition to voting by mail, your voting instructions can also be conveyed over the telephone or the internet, as described below.

Vote by Mail

1.	In order to vote by mail, this Instrument of Proxy must be dated and signed by the Shareholder, or by his or her attorney authorized in writing, and the signature hereon should be exactly the same as the name in which the Shares are registered. If this Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation. If the Shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.	You may send your completed and signed Instrument of Proxy in the envelope provided.

3.	The name of the Shareholder must appear exactly as it is shown on the affixed label. If Shares are held jointly, any one of the joint owners may sign.

4.	If Shares are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign this Instrument of Proxy exactly as registered. If Shares are registered in the name of a deceased or other Shareholder, the Shareholder’s name must be printed in the space provided, this Instrument of Proxy must be signed by the legal representative with his or her name printed below their signature and evidence of authority to sign on behalf of the Shareholder must be attached to this Instrument of Proxy.

5.

An Instrument of Proxy will not be valid and will not be acted upon unless it is completed as specified herein and received by CIBC Mellon Trust Company by mail or delivery to its offices at 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1 or Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or by facsimile at 1-416-368-2502 at any time up to 10:00 a.m. (Mountain Daylight Time) on June 6, 2011 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the date of any adjournment of the Meeting.

To utilize telephone voting or internet voting you will need to use your 13-digit Control Number, which is set forth below, on the left hand side of this Instrument of Proxy. The Control Number is your personal security code and will be used to authenticate your voting instructions.

i Your Control Number i
6.	For further information, see Section 1.1 “Solicitation of Proxies” in the Information Circular.

Vote by Telephone

You may use any touch-tone telephone to transmit your voting instructions. Telephone toll-free 1-866-271-1207 (English only) and follow the instructions the Vote Voice provides you. You should have this Instrument of Proxy in hand when you call. Your 13-digit Control Number is located on this Instrument of Proxy below, on the left hand side. If you vote by telephone, your vote must be received by 10:00 a.m. (Mountain Daylight Time) on June 6, 2011 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the date of any adjournment of the Meeting. You cannot use the telephone voting service if you wish to designate another person to attend and vote on your behalf at the Meeting.

Vote By Internet

You may use the internet at www.eproxyvoting.com/pennwest to transmit your voting instructions and for electronic delivery of information. You should have this Instrument of Proxy in hand when you access the web site. You will be prompted to enter your 13-digit Control Number which is located on this Instrument of Proxy below, on the left hand side. If you vote by internet, your vote must be received by 10:00 a.m. (Mountain Daylight Time) on June 6, 2011 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the date of any adjournment of the Meeting. This website may be used to appoint a proxy holder (the “proxy holder”) to attend and vote on your behalf at the Meeting and to convey your voting instructions. Complete proxy instructions are found in the Information Circular. Please note that if you appoint a proxy holder and submit your voting instructions and subsequently wish to change your appointment or voting instructions you may resubmit your proxy, prior to the cut off time noted above. When resubmitting a proxy, the latest proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that your latest proxy is submitted within the timeframe noted above.